NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of shareholders of GOLDEN OASIS EXPLORATION CORP. (the “Company”) will be held on Thursday, December 20, 2007, at Suite 750, 580 Hornby Street, Vancouver, B.C. at the hour of 1:30 p.m. (Vancouver time) for the following purposes:

1.	To receive and consider the audited financial statements of the Company for the year ended July 31, 2007, together with the auditor's report thereon and the Report of the Directors.

2.	To appoint the auditor for the ensuing year.

3.	To fix the number of directors of the Company for the ensuing year at five (5).

4.	To elect directors to hold office until the next Annual General Meeting.

5.	To consider and, if thought fit, to ratify and approve the existing rolling stock option plan of the Company.

6.	For disinterested shareholders, to consider and, if thought fit, to approve matters concerning incentive stock options to insiders, as set out in the accompanying Information Circular.

7.	To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, then complete, sign and date the enclosed Proxy and deposit same together with the power of attorney or other authority, if any, under which it was signed within the time and to the location set out in the instructions in the enclosed form of Proxy and Information Circular.

DATED at Vancouver, British Columbia, this 15th day of November, 2007.

BY ORDER OF THE BOARD OF DIRECTORS
OF GOLDEN OASIS EXPLORATION CORP.

(sgd) “Robert Eadie”
Chief Executive Officer